7.00am BST

23 October 2025

TRADING UPDATE – October 2025

RELX, the global provider of information-based analytics and decision tools, reports strong underlying revenue growth for the first nine months of 2025 and reaffirms the outlook for the full year.

Highlights

➢Underlying revenue growth year to date +7%
➢Our improving long-term growth trajectory, with a higher quality growth profile, continues to be driven by the ongoing shift in business mix towards higher growth analytics and decision tools that deliver enhanced value to our customers
➢We continue to develop and deploy these tools by leveraging deep customer understanding to combine leading content and data sets with powerful artificial intelligence and other technologies

Full year outlook

➢We continue to see positive momentum across the group, and we expect another year of strong underlying growth in revenue and adjusted operating profit, as well as strong growth in adjusted earnings per share on a constant currency basis

Risk

●Underlying revenue growth YTD +8%.
●Strong growth continues to be driven across segments by our deeply embedded, AI-enabled analytics and decision tools.
In Business Services, strong growth continues to be driven by Financial Crime Compliance and digital Fraud & Identity solutions, with strong new sales.
In Insurance, strong growth continues to be driven by the further extension of solution sets, positive market factors and strong new sales.
●Full year outlook: We expect continued strong underlying revenue growth with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

Scientific, Technical & Medical

●Underlying revenue growth YTD +5%.
●Good growth, with developing momentum, continues to be driven by the evolution of the business mix towards higher growth, higher value analytics and tools, with renewals and new sales ahead of prior year across segments.
In Databases, Tools & Electronic Reference, strong growth continues to be supported by the increasing pace of new product introductions. The recently announced next generation end-to-end AI-powered researcher solution has received very positive feedback.
In Primary Research, good growth continues to be driven by volume growth, with article submissions growing very strongly across the portfolio.
●Full year outlook: We expect continued good underlying revenue growth with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

Legal

●Underlying revenue growth YTD +9%.
●Strong growth continues to be driven by the shift in business mix towards higher growth, higher value legal analytics and tools. Renewals and new sales remain strong across all key segments.
In Law Firms & Corporate Legal, double-digit growth is being driven by the continued success of Lexis+ AI, our integrated generative AI platform. Protégé, our next generation AI legal assistant, continues to see rapid growth in usage and its expansion with our most recent launch, Protégé General AI, has been very positively received.
In Government & Academic and News & Business, good growth continues to be driven by the further extension of analytics and decision tools.
●Full year outlook: We expect continued strong underlying revenue growth with underlying adjusted operating profit growth exceeding underlying revenue growth.

Exhibitions

●Underlying revenue growth YTD +8%.
●Continued strong growth reflects the improved growth profile of our event portfolio and good progress on value-enhancing digital initiatives for our customers.
●Full year outlook: We expect continued strong underlying revenue growth with an improvement in adjusted operating margin over the prior full year.

Underlying revenue growth rates are calculated at constant currency, and exclude revenue from acquisitions until twelve months after purchase, revenue of disposals and assets held for sale, print and print-related revenue, exhibition cycling, and timing effects

-ENDS-

ENQUIRIES:	Paul Sullivan (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

Disclaimer regarding forward-looking statements

This announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward-looking statement. We consider any statements that are not historical facts to be “forward-looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “could”, “will”, “believe”, “trends” and similar expressions may indicate a forward-looking statement. Important factors that could cause our actual results to differ materially from estimates or forecasts contained in the forward-looking statements include, among others: regulatory and other changes regarding the collection or use of personal data; changes in law and legal interpretation affecting our intellectual property rights and internet communications; current and future geopolitical, economic and market conditions; changes in the payment model for our scientific, technical and medical research products or research integrity issues; competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; compromises of our cybersecurity systems or other unauthorised access to our databases; changes in economic cycles, trading relations, communicable disease epidemics or pandemics, severe weather events, natural disasters and terrorism; failure of third parties to whom we have outsourced business activities; significant failure or interruption of our systems; our inability to retain high-quality employees and management; changes in tax laws and uncertainty in their application; exchange rate fluctuations; adverse market conditions or downgrades to the credit ratings of our debt; changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities; breaches of generally accepted ethical business standards or applicable laws; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and territories and has offices in about 40 countries. It employs more than 36,000 people around 40% of whom are in North America.

The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £64bn/€74bn/$86bn.